UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following is the text of an announcement released to the London Stock
Exchange by Royal Dutch Shell plc on March 9, 2017

ROYAL DUTCH SHELL PLC
DIRECTORATE CHANGE

Royal Dutch Shell plc (the "Company") announces its intention to propose to the
2017 Annual General Meeting that Catherine Hughes and Roberto Setubal be appointed Non-executive Directors of the Company with effect from June 1, 2017 and October 1, 2017 respectively.  Patricia Woertz, appointed a Non-executive
Director of the Company in 2014, has notified the Company of her intention to retire and not seek reappointment at the 2017 Annual General Meeting.

Chad Holiday, Chair of Royal Dutch Shell plc, said "The Board is delighted that
Catherine Hughes and Roberto Setubal have agreed to join the Board. Catherine and Roberto are distinguished international business leaders and I believe they will bring valuable experience to our Board.

Patricia Woertz has confirmed she will not be standing for reappointment at the
2017 AGM and I would like to take this opportunity to thank her for her commitment and valuable contribution to the Board, the Corporate and Social
Responsibility Committee and the Remuneration Committee over the last three years."

Catherine J. Hughes

Catherine Hughes is a Canadian and French dual national and has more than 30 years of experience in the oil and gas industry.

She served as Executive Vice President International at Nexen Inc. from January
2012 until her retirement in April 2013, where she was responsible for all oil and gas activities including exploration, production, development and project activities outside of Canada. She originally joined Nexen in 2009 where she served as Vice President, Operational Services, Technology and Human Resources.
Prior to joining Nexen Inc. she was Vice President Oil Sands at Husky Oil from
2007 to 2009 and Vice President, Exploration & Production Services from 2005 to
2007.

Ms Hughes started her career with Schlumberger in 1986 and held key positions in various countries including Italy, Nigeria, UK, US and France and was President
of Schlumberger Canada Limited for five years based in Calgary.

She served as a Non-executive Director of Statoil from 2013 to 2015, and currently is a Non-executive Director of Precision Drilling Corp. and
SNC-Lavalin Group Inc.

Ms Hughes graduated with a degree in Electrical Engineering from INSA (Institut
National des Sciences Appliquees) Lyon, France. She is a Professional Engineer,
as designated by the Association of Professional Engineers and Geoscientists of
Alberta. She is a member of the National Association of Corporate Directors and
a member of the Institute of Corporate Directors.

Roberto Egydio Setubal

Roberto Setubal is a Brazilian national and is Chief Executive Officer and Vice
Chairman of the Board of Directors of Itaú Unibanco Holding S.A. in Sao Paulo,
Brazil. In April 2017, he will retire as Chief Executive Officer and act as
Co-Chairman of the Board of Directors.

Following a brief period with Citibank in New York, he joined Itaú in 1984 where he held a variety of senior roles in individual banking, consumer credit operations and retail banking before being appointed Chief Executive Officer in
1994. Following the merger of Banco Itaú and Unibanco in 2008, he was appointed to his current position of President & Chief Executive Officer of Itaú Unibanco
S.A.

Currently, he is President of the Advisory Council of the Brazilian Federation
of Bank Associations, a member of the board of the International Monetary
Conference (IMC), a member of the board of the Institute of International
Finance (IIF), a member of the International Advisory Committee of the New York
Stock Exchange, a member of the Economic and Social Development Council of the
Presidency of Brazil and a member of the International Business Committee of the
World Economic Forum. He also serves as President of the Fundação Itaú Social and as a member of the Instituto Itaú Cultural. Previously, he has served as a
Non-executive Director of Petrobras S.A, as President of the IMC and as
Vice-Chairman of the IIF.

Mr Setubal graduated with a degree in Production Engineering from the University of São Paulo, Brazil and a Master’s degree in Science Engineering from Stanford
University in the United States.

March 9, 2017

Linda M. Szymanski
Company Secretary
Royal Dutch Shell plc

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

Shell Investor Relations
Europe: + 31 70 377 4540
United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State.

.................................................................................

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and
333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: March 10, 2017	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary